Mail Stop 6010

September 28, 2006

Mr. Stephen J. Bagley
Chief Financial Officer
Sono-Tek Corporation
2012 Rt. 9W
Milton, New York 12547

      Re: Sono-Tek Corporation
               Form 10-KSB for the fiscal year ended February 28, 2006
               Filed May 26, 2006
               File No. 000-16035

Dear Mr. Bagley:

      We have completed our review of your Form 10-KSB and related materials and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant